UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

STIRLING HOTELS & RESORTS, INC.

(Name of Issuer)

Class S Common Stock, $0.01 par value per share

(Title of Class of Securities)

86088T-40-7

(CUSIP Number)

Deric S. Eubanks
14185 Dallas Parkway, Suite 1200
Dallas, Texas 75254
(972) 490-9600

(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

June 3, 2024

(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 86088T-40-7	13D

1	Name of Reporting Person S.S. or I.R.S. Identification No. of Above Person Deric S. Eubanks
2	Check the Appropriate Box if a Member of a Group*
	(a)	☐
	(b)	☐
3	SEC Use Only
4	Source of Funds PF
5	Check Box if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6	Citizenship or Place of Organization United States
Number of Shares Beneficially Owned by Each Reporting Person With		7	Sole Voting Power 19
		8	Shared Voting Power 0
		9	Sole Dispositive Power 19
		10	Shared Dispositive Power 0
11	Aggregate Amount Beneficially Owned by Each Reporting Person 19
12	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares* ☐
13	Percent of Class Represented by Amount in Row (11) 100%
14	Type of Reporting Person IN

CUSIP No. 86088T-40-7

Item 1. Security and Issuer

This Statement on Schedule 13D (“Statement”) relates to the Class S common stock, par value $0.01 per share (the “Class S Common Stock”), of Stirling Hotels & Resorts, Inc., a Maryland corporation (the “Issuer”), and is being filed by Deric S. Eubanks (the “Reporting Person”). The principal executive offices of the Issuer are located at 14185 Dallas Parkway, Suite 1200, Dallas, Texas 75254.

Item 2. Identity and Background

(a) Name. The name of the Reporting Person is Deric S. Eubanks.

(b) Business Address. The business address of the Reporting Person is 14185 Dallas Parkway, Suite 1200, Dallas, Texas 75254.

(c) Occupation and Employment. The Reporting Person is currently the President of the Issuer and Chief Financial Officer of each of Ashford Inc., Ashford Hospitality Trust, Inc., Braemar Hotels & Resorts Inc. and Stirling REIT Advisors LLC.

(d) Criminal Proceedings. During the last five years, the Reporting Person has not been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

(e) Civil Proceedings. During the last five years, the Reporting Person has not been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction as a result of which the Reporting Person was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

(f) Citizenship. The Reporting Person is a citizen of the United States.

Item 3. Source and Amount of Funds or Other Consideration

The holdings reported by the Reporting Person herein consist of 19 shares of Class S Common Stock. The Class S Common Stock beneficially owned by the Reporting Person was acquired by open market purchases at $25.68 per share using personal funds.

Item 4. Purpose of Transaction

The Reporting Person acquired the Class S Common Stock for investment purposes. As a result of the Reporting Person’s position as President of the Issuer, the Reporting Person effects a measure of control over the Issuer. The Reporting Person is currently the Chief Financial Officer of each of Ashford Inc., Ashford Hospitality Trust, Inc., Braemar Hotels & Resorts Inc. and Stirling REIT Advisors LLC, an affiliate of Ashford Inc., the Issuer’s sponsor. The Reporting Person will continue to evaluate his ownership and voting position in the Issuer and may consider the following future courses of action: (i) continuing to hold the Class S Common Stock for investment; (ii) disposing of all or a portion of the Class S Common Stock in open market sales or in privately-negotiated transactions; or (iii) acquiring additional shares of Class S Common Stock in open market or in privately-negotiated transactions. The Reporting Person has not as yet determined which of the courses of action specified in this paragraph he may ultimately take. The Reporting Person’s future actions with regard to this investment are dependent on his evaluation of a variety of circumstances affecting the Issuer in the future, including the market price of the Class S Common Stock, the Issuer’s business and the Reporting Person’s investment portfolio.

Other than as set forth above or reflected below, the Reporting Person does not have any plans or proposals that would result in any of the following:

(a) the acquisition by any person of additional securities of the Issuer, or the disposition of securities of the Issuer;

(b) an extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving the Issuer or any of its subsidiaries;

CUSIP No. 86088T-40-7

(c) a sale or transfer of a material amount of assets of the Issuer or any of its subsidiaries;

(d) any change in the present Board of Directors or management of the Issuer, including any plans or proposals to change the number or terms of Directors or to fill any existing vacancies on the Board of Directors, except as announced by the Issuer of its intention to present a proposal to the Issuer’s stockholders at the first annual meeting of stockholders to declassify the Issuer’s Board of Directors;

(e) any material change in the present capitalization or dividend policy of the Issuer;

(f) any other material change in the Issuer’s business or corporate structure;

(g) changes in the Issuer’s charter, bylaws or instruments corresponding thereto or other actions which may impede the acquisition of control of the Issuer by any person;

(h) causing a class of securities of the Issuer to be delisted from a national securities exchange or to cease to be authorized to be quoted in an interdealer quotation system of a registered national securities association;

(i) causing a class of equity securities of the Issuer to become eligible for termination of registration pursuant to Section 12(g)(4) of the Securities Exchange Act of 1934, as amended; or

(j) any action similar to any of those enumerated above.

Item 5. Interest in Securities of the Issuer

(a) Aggregate Number and Percentage of Securities. The Reporting Person is deemed to beneficially own an aggregate of 19 shares of Class S Common Stock (representing 100% of the Issuer’s outstanding Class S Common Stock).

(b) Power to Vote and Dispose. The Reporting Person has the sole voting and dispositive power over the Class S Common Stock identified in response to Item 5(a) above.

(c) Transactions within the Past 60 Days. There have been no transactions in the Class S Common Stock during the 60-day period immediately preceding the filing date of this Statement on Schedule 13D.

(d) Certain Rights of Other Persons. Not applicable.

(e) Date Ceased to be a 5% Owner. Not applicable.

Item 6. Contracts, Arrangements, Understandings or Relationships with respect to Securities of the Issuer

None.

Item 7. Material to be filed as Exhibits

None.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I hereby certify that the information set forth in this Statement is true, complete and correct.

Date: November 15, 2024

/s/ Deric S. Eubanks
Deric S. Eubanks